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                        1934 Act Registration No. 1-14700

                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                              No. 8, Li-Hsin Rd. 6,
                         Science-Based Industrial Park,

                                Hsin-Chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F    X                                 Form 40-F
               -------                                        -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes                                            No    X
          -------                                       -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: October 8, 2003            By  /s/  Lora Ho
                                   ---------------------------------
                                     Lora Ho
                                     Vice President & Chief Financial Officer

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  TSMC Board of Directors Approved Sponsoring Offering of TSMC ADSs by Philips

     Science-Based Industrial Park, Hsinchu, Taiwan, October 8, 2003 - Taiwan Semiconductor Manufacturing Company Limited ("TSMC") (TAIEX: 2330, NYSE: TSM) today held a special meeting of the Board of Directors, at which the directors approved sponsoring an offering of TSMC American depositary shares ("ADSs") up to 100 million units by Royal Philips Electronics ("Philips"). Philips is contemplating an offering of up to 100 million TSMC ADSs, representing 500 million TSMC common shares. Each TSMC ADS represents five TSMC common shares.

     This announcement should not be construed as an offer of any securities for sale.

                                      # # #

TSMC Spokesperson:
Ms. Lora Ho
Vice President & CFO
Tel: 886-3-566-4602

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For further information, please contact:
Mr. J.H. Tzeng                   Mr. Jesse Chou                   Ms. Shan-Shan Guo
PR Department Manager, TSMC      PR Manager, TSMC                 PR Manager, TSMC
Tel: 886-3-666-5028 (O)          Tel: 886-3-666-5029 (O)          Tel: 886-3-666-5033(O)
     886-928-882-607(Mobile)          886-932-113-258(Mobile)          886-939-059-246 (Mobile)
Fax: 886-3-567-0121              Fax: 03-5670121                  Fax: 03-5670121
E-mail: jhtzeng@tsmc.com         E-Mail: jhchoua@tsmc.com         Email: ssguo@tsmc.com
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